Bachoco Clarifies Audit Committee Membership

Celaya, Gto., Mexico, - July 13, 2011

Industrias Bachoco S.A.B. de C.V. Industrias Bachoco, S.A.B. de C.V. announced today that in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission on June 16, 2011, the Company inadvertently stated that one of its director, Mr. Avelino Fernandez was no longer a member of the audit committee.  In fact, although Mr. Fernandez is no longer the Chairman of the audit committee, he remains a standing member.  Below is a complete list of the members of the Company’s audit committee:

Avelino Fernandez	Member
Felizardo Gastelum	Chairman
Humberto Schwarzbeck	Member
Ricardo Aguirre	Member

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, and balanced feed. The Company’s headquarters are based in Celaya, Guanajuato, Mexico. Its securities are listed on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department at +52(461)618 3555 or Inversionistas@bachoco.net.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.